MASSACHUSETTS FINANCIAL SERVICES COMPANY

500 Boylston Street, Boston, Massachusetts 02116-3741

617-954-5000

June 26, 2008

VIA EDGAR

United States Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Form AW - Request for Withdrawal
MFS® Series Trust XIII
Registration on Form N-1A
Post-Effective Amendment No. 38 (under Securities Act of 1933) and No. 33 (under Investment Company Act of 1940) (together, the “Amendment”)
Accession No. 0001193125-08-140942
File Nos. 002-74959 and 811-03327

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, MFS Series Trust XIII (the “Registrant”), on behalf of MFS Government Securities Fund and MFS Diversified Income Fund, respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above-referenced Amendment filed with the Commission at 10:42 AM on June 26, 2008 (Accession No. 0001193125-08-140942).

This request for withdrawal is being made due to the fact that the filing inadvertently did not include in the Submission Header a request to add Class Identification Numbers for Class R1, Class R2, Class R3, and Class R4 shares of the MFS Diversified Income Fund (new Share classes being added to the MFS Diversified Income Fund). The Registrant has since re-filed the Amendment with a request in the Submission Header that Class Identification Numbers be added for Class R1, Class R2, Class R3, and Class R4 shares of MFS Diversified Income Fund.

The Registrant respectfully submits that a withdrawal of the Amendment is consistent with the public interest and the protection of investors in light of the circumstances described above. No securities were sold in connection with the Amendment. Any questions regarding this matter may be directed to Jessica Rung at 617-954-6149 or the undersigned at 617-954-5843.

Sincerely,

BRIAN E. LANGENFELD
Brian E. Langenfeld Senior Counsel